SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K/A

(Mark One)

(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 2003

OR

( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED) for the transition period from ____________ to ____________

Commission file number: 001-13936

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Boston Federal Savings Bank Employees' Savings and Profit Sharing Plan and Trust

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

BostonFed Bancorp, Inc.
17 New England Executive Park
Burlington, Massachusetts 01803

REQUIRED INFORMATION

Item 1-3. The Boston Federal Savings Bank Employees' Savings and Profit Sharing Plan and Trust (the "Plan") is subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA") and files plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA. The Plan is filing such financial statements and schedules in lieu of the financial statements required by these items as permitted by Item 4.

Item 4. The Plan, which is subject to ERISA, is filing plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA. At the time the Annual Report on Form 11-K was filed, the audit covering the Plan financial statements was not complete. The audit covering the Plan financial statements is now complete and is being filed herewith.

Exhibits:

Exhibit 23 Consent of KPMG LLP

REQUIRED INFORMATION

Item 1-3. The Boston Federal Savings Bank Employees' Savings and Profit Sharing Plan and Trust (the "Plan") is subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA") and files plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA. The Plan is filing such financial statements and schedules in lieu of the financial statements required by these items as permitted by Item 4.

Item 4. The Plan, which is subject to ERISA, is filing plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA. At the time the Annual Report on Form 11-K was filed, the audit covering the Plan financial statements was not complete. The audit covering the Plan financial statements is now complete and is being filed herewith.

Exhibits:

Exhibit 23 Consent of KPMG LLP

BOSTON FEDERAL SAVINGS BANK
EMPLOYEES' SAVINGS AND PROFIT SHARING PLAN AND TRUST

Financial Statements and Supplemental Schedule

December 31, 2003 and 2002

(With Report of Independent Registered Public Accounting Firm Thereon)

KPMG LLP
99 High Street
Boston, MA 02110-2371

Telephone 617 988 1000
Fax 617 988 0800

Report of Independent Registered Public Accounting Firm

The 401(k) Administrative Committee
Boston Federal Savings Bank Employees' Savings and Profit Sharing Plan and Trust:

We have audited the accompanying statements of net assets available for plan benefits of Boston Federal Savings Bank Employees' Savings and Profit Sharing Plan and Trust (the Plan) as of December 31, 2003 and 2002, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of Boston Federal Savings Bank Employees' Savings and Profit Sharing Plan and Trust as of December 31, 2003 and 2002, and the changes in its net assets available for plan benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and are not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

Boston, Massachusetts
June 25, 2004

BOSTON FEDERAL SAVINGS BANK
EMPLOYEES' SAVINGS AND PROFIT SHARING PLAN AND TRUST

Statements of Net Assets Available for Plan Benefits

December 31, 2003 and 2002

		2003	2002
Assets:			
Investments, at fair value (notes 4 and 5):			
BostonFed Bancorp, Inc. common stock	$	3,353,332	2,430,074
Short-term investments		204,602	76,310
Investment in common/collective trust funds		6,174,732	5,449,312
Participant loans receivable		217,306	175,233
Total investments		9,949,972	8,130,929
Receivables:			
Employer's contribution		16,058	24,373
Participants' contribution		69,864	53,385
Total receivables		85,922	77,758
Other assets		—	8,453
Total assets		10,035,894	8,217,140
Liabilities:			
Expenses payable		1,499	9,540
Total liabilities		1,499	9,540
Net assets available for plan benefits	$	10,034,395	8,207,600

See accompanying notes to financial statements.

BOSTON FEDERAL SAVINGS BANK
EMPLOYEES' SAVINGS AND PROFIT SHARING PLAN AND TRUST

Statements of Changes in Net Assets Available for Plan Benefits

Years ended December 31, 2003 and 2002

		2003	2002
Additions to net assets attributed to:			
Contributions:			
Participants	$	935,828	752,467
Employer		215,561	210,557
Rollovers		87,868	24,040
Total contributions		1,239,257	987,064
Transfer from another plan (note 1)		—	2,548,217
Net appreciation (depreciation) in fair value of investments (notes 4 and 5)		2,065,028	(139,757)
Dividend and interest income		77,199	97,683
Interest on outstanding participant loans		11,694	9,500
Total additions		3,393,178	3,502,707
Deductions from net assets attributed to:			
Benefits paid to participants		(1,493,908)	(239,731)
Expenses		(52,813)	(37,508)
Withdrawals		(19,662)	(6,829)
Total deductions		(1,566,383)	(284,068)
Net increase in net assets available for plan benefits		1,826,795	3,218,639
Net assets available for plan benefits at beginning of plan year		8,207,600	4,988,961
Net assets available for plan benefits at end of plan year	$	10,034,395	8,207,600

See accompanying notes to financial statements.

(1) Description of Plan

The Boston Federal Savings Bank Employees' Savings and Profit Sharing Plan and Trust (the Plan) is a defined contribution plan sponsored by Boston Federal Savings Bank (the Bank). The Bank is a wholly owned subsidiary of BostonFed Bancorp, Inc. (the Company). The following provides only general information and participants should refer to the Plan document for a more complete description of the Plan's provisions.

(a) General

The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). All salaried employees become participants after the completion of one year of service and upon attainment of age 21. On November 18, 1998, the board of directors voted to allow hourly employees to be eligible to participate in the Plan effective January 1, 1999.

On July 1, 2002, the Forward Financial Company 401(k) Profit Sharing Plan (the FF Plan) was merged into the Plan. Forward Financial is a subsidiary of the Company. Assets transferred from the FF Plan totaled $2,548,217.

(b) Contributions

Participants may contribute up to 15% of their annual wages. The Bank will make a matching contribution equal to 50% of the employee's deferral not to exceed 4% of the employee's eligible compensation in the form of BostonFed Bancorp, Inc. common stock.

(c) Participant Accounts

Each participant's account is credited with the participant's contribution, the Bank's matching contribution and earnings on the account. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

(d) Vesting

Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Participants become fully vested in employer contributions plus actual earnings thereon after three years of service. Forfeitures are used to reduce future employer contributions. There was $17,000 in forfeitures used in 2003 to reduce the employer contribution. There was no forfeitures used in 2002 to reduce the employer contribution.

(e) Payment of Benefits

On termination of service, a participant may elect to receive either a single lump-sum amount equal to the value of his or her vested account, or the participant may elect, in lieu of a lump-sum payment, to be paid in annual installments over a period of two to twenty years with the right to take, in a lump sum the vested balance of the account at any time during such payment period. If the participant's life expectancy is actuarially determined to be less than the period elected, the maximum period over which the participant can receive annual installments will be the lower payment period.

(Continued)

(f) Participant Investment Options

Each participant currently has the option of allocating contributions to any of the following investment funds. The investment funds are managed by Barclays Global Investors (BGI) and other than the employer stock fund, are part of common/collective trust funds.

The following description of employee investment participant options are contained in a document called "Investing for Your Future" provided to participants.

BostonFed Bancorp, Inc. Common Stock

Invests in shares of BostonFed Bancorp, Inc. common stock.

500 Stock Fund

A passively managed, diversified equity portfolio with the objective of simulating the performance of the Standard & Poor's (S&P) Composite Index of 500 stocks. An investment in the 500 Stock Fund provides an opportunity for investment growth generally consistent with that of widely traded common stock, but with a corresponding risk of decline in value.

Midcap Stock Fund

A passively managed, diversified portfolio of stocks with the objective of replicating the performance of the S&P Midcap Index. An investment in the Midcap Stock Fund provides an opportunity to earn higher returns which reflect the growth potential of medium sized company stocks, with an above average potential for increase or decrease in value.

Stable Value Fund

A portfolio of Guaranteed Investment Contracts (GICs) and Synthetic Guaranteed Investment Contracts (SGICs) with the objective of achieving a stable return over short to intermediate periods of time while preserving the value of the investment over time.

Government Money Market Fund

A portfolio of a broad range of high-quality, short-term instruments issued by banks, corporations, and the U.S. government and its agencies with the objective of achieving competitive, short-term rates of return while preserving principal over time.

Bond Market Fund

A portfolio of high-quality treasury securities with the objective of replicating the total performance of the Lehman Brothers 20+ year Treasury Bond Index.

International Fund

A portfolio invested in over 1,000 foreign stocks in 21 countries with the objective of offering the potential return of investing in the stocks of established non-U.S. companies, as well as the potential risk reduction of broad diversification.

(Continued)

Income Plus Fund

A portfolio with approximately 80% of its investments in a combination of stable value investments and U.S. bonds, with the balance invested in U.S. and international stocks, with the objective of preserving the value of the investment over short periods of time and offering some potential for growth.

Growth and Income Fund

A portfolio invested in U.S. domestic and international stocks, U.S. domestic bonds, and stable value investments with the objective of providing a balance between the pursuit of growth and protection from risk.

Growth Fund

A portfolio invested in primarily U.S. domestic stocks with a portion invested in international stocks with the objective of the pursuit of high growth over time. The portfolio aims to keep 80% invested in U.S. equities and the S&P 500, with the remaining 20% invested in international stocks of up to 20 economically developed countries.

500 Growth Stock Fund

A portfolio invested in most, or all of the stocks held in the S&P/BARRA Growth Index, with the objective of obtaining a diversified portfolio of large-capitalization growth stocks.

500 Value Stock Fund

A portfolio invested in most of the stocks held in the S&P/BARRA Value Index. This fund maintains a low turnover of securities, resulting in low trading costs for investors.

Russell 2000 Stock Fund

A portfolio invested in most of the stocks held in the Russell 2000 Index. The fund is intended for long-term investors seeking the potential high returns from investing in smaller U.S. companies.

100 Stock Fund

A portfolio invested in most of the stock held in the S&P 100 Index. An investment in the 100 Stock Fund provides an opportunity for investment growth generally consistent with that of widely traded common stock but with a corresponding risk of decline in value.

(g) ***Loans***

Participants may borrow from the vested portion of their regular account or rollover account any amount between $1,000 and $50,000 (reduced by their highest outstanding loan balance(s) from the Plan during the preceding 12 months), subject to the following further limitation:

In no event may a participant borrow more than 50% of the combined vested balance of the regular account and rollover account, if any.

(Continued)

Participants may borrow only once in each calendar year from their regular account and once in each calendar year from their rollover account, if any. Each loan must be for at least $1,000. The amount of the loan will first be deducted from the taxable portion of the account, if any, and then from the after-tax contributions, if necessary.

The rate of interest for the term of the loan will be established as of the loan date, and shall be the published prime rate plus 1% as of the last Saturday of the preceding month.

The repayment period is between 1 and 15 years for loans used exclusively for the purchase of a primary residence or between 1 and 5 years for all other loans. After 12 monthly payments have been made, participants may repay the outstanding balance of the loan.

Defaults on a participant's loans during the year are treated as a distribution of the individual's account balance.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying financial statements were prepared in accordance with generally accepted accounting principles and are presented on the accrual basis of accounting.

(b) Management Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(c) Investment Valuation and Income Recognition

Shares of BostonFed Bancorp, Inc. common stock are recorded at fair value as determined by quoted market prices. BGI common/collective trust funds are valued on the basis of market valuations provided by independent pricing services. Units of BGI common/collective trust funds are valued on the basis of the unit value established for each fund at each valuation date. Valuation of the funds' units occurs daily. Unit values are determined by dividing the value of each fund's net assets by the number of units outstanding on the valuation date. Purchases and sales of securities are reflected on the trade date basis. Loans to participants and short-term investments are recorded at cost which approximates fair value. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

(d) Payment of Benefits

Benefits are recorded when paid.

(Continued)

(3) Income Taxes

A determination letter was received from the Internal Revenue Service on September 24, 1998, which stated that the Plan and its underlying trust qualify under Section 401(a) of the Internal Revenue Code (the Code) and therefore are exempt from federal income taxes under Section 501(a) of the Code. In the opinion of the plan administrator, the Plan has continued to operate within the terms of the Plan and applicable regulations and remains qualified under the Code.

(4) Investments

The following presents investments that represent 5% or more of the Plan's net assets.

	Number of shares/units		Fair value
December 31, 2003:			
BostonFed Bancorp, Inc. common stock	96,084	$	3,353,332*
500 Stock Fund	92,495		1,420,722
Midcap Stock Fund	83,213		1,800,726
Stable Value Fund	47,376		697,616
December 31, 2002:			
BostonFed Bancorp, Inc. common stock	91,014	$	2,430,074*
500 Stock Fund	81,042		967,630
Midcap Stock Fund	78,224		1,246,888
Bond Market Fund	40,545		697,370
Stable Value Fund	38,483		540,303

* Nonparticipant-directed.

During 2003 and 2002, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value by $2,065,028 and $(139,757), respectively, as follows:

		2003	2002
BostonFed Bancorp, Inc. common stock	$	774,585	204,143
Investment in common/collective trust funds		1,290,443	(343,900)
	$	2,065,028	(139,757)

(Continued)

(5) Nonparticipant-Directed Investments

Information about the net assets and the components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

	December 31	
	2003	2002
Net assets:		
BostonFed Bancorp, Inc. common stock	$ 3,353,332	2,430,074
Short-term investments	204,602	76,310
Employer's contribution	16,058	24,373
Participants' contribution	55,463	8,603
Expenses payable	(1,499)	(1,087)
	$ 3,627,956	2,538,273

	Year ended December 31	
	2003	2002
Changes in net assets:		
Contributions	$ 361,764	284,925
Dividend and interest income	61,481	57,466
Net appreciation	776,451	204,143
Transfer from another plan	161	59,846
Benefits paid to participants	(56,096)	(96,677)
Interest on outstanding participant loans	1,912	1,242
Net interfund transfers	(23,890)	(91,039)
New loans	(10,659)	(17,584)
Loan repayments	10,797	4,440
Expenses	(13,871)	(12,836)
Forfeitures	(18,367)	(4,960)
	$ 1,089,683	388,966

(6) Plan Termination

Although it has not expressed any intent to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA, as amended. In the event of Plan termination, participants will become fully vested in their accounts.

BOSTON FEDERAL SAVINGS BANK
EMPLOYEES' SAVINGS AND PROFIT SHARING PLAN AND TRUST

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2003

(a)	(b) Identity of issue	(c) Number of shares/units/ interest rates description of investment	(d) Cost#	(e) Fair value
*	BostonFed Bancorp, Inc. common stock	96,084	$ 1,631,791	3,353,332
	Short-term investments		204,602	204,602
	Barclay Global Investors:			
	500 Stock Fund	92,495		1,420,722
	Stable Value Fund	47,376		697,616
	Midcap Stock Fund	83,213		1,800,726
	Government Money Market Fund	245,730		245,730
	Bond Market Fund	18,461		323,441
	International Fund	8,290		146,656
	Income Plus Fund	7,849		114,049
	Growth & Income Fund	13,795		196,027
	Growth Fund	14,158		188,296
	500 Value Stock Fund	25,424		266,447
	500 Growth Stock Fund	42,838		351,700
	Russell 2000 Stock Fund	29,168		398,429
	100 Stock Fund	4,843		24,893
*	Participant loans receivable	5.75%-6.00%**		217,306
				$ 9,949,972

* Party-in-interest.

** Loans granted to plan participants, varying maturities and interest rates secured by, at minimum 50% of vested account balances.

\# As permitted by DOL regulation, cost shown only for nonparticipant-directed investments.

See accompanying report of independent registered public accounting firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: July 12, 2004

Boston Federal Savings Bank Employees' Savings and Profit Sharing Plan and Trust

By: [signature]
David P. Conley
Plan Administrator

Exhibit 23
Consent of KPMG LLP

Exhibit 23

Consent of Independent Registered Public Accounting Firm

The Board of Directors
BostonFed Bancorp, Inc.:

We consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 33-70313) of BostonFed Bancorp, Inc. and subsidiaries of our report dated June 25, 2004, with respect to the statements of net assets available for plan benefits of Boston Federal Savings Bank Employees' Savings and Profit Sharing Plan and Trust as of December 31, 2003 and 2002, and the related statements of changes in net assets available for plan benefits for each of the years in the two-year period ended December 31, 2003, and the supplemental schedule of assets (held at end of year), which report appears in the December 31, 2003 Annual Report on Form 11-K of Boston Federal Savings Bank Employees' Savings and Profit Sharing Plan and Trust.

KPMG LLP

Boston, Massachusetts
July 8, 2004